UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

PRC

+86-571-87555823

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ms. Ye Ren

On March 14, 2022, Ms. Ye Ren notified CN Energy Group. Inc. (the “Company”) of her resignation as Chief Financial Officer, effective March 17, 2022. Ms. Ren has advised that her resignation was due to personal reasons and not due to any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Jinwu Huang

To fill in the vacancy created by Ms. Ye Ren’s resignation, on March 15, 2022, the board of directors of the Company appointed Mr. Jinwu Huang as the Chief Financial Officer of the Company, effective March 17, 2022.

Mr. Jinwu Huang, age 48, has served as a financial manager of Greater Khingan Range Forasen Energy Technology Co., Ltd. and Manzhouli Zhongxing Energy Technology Co., Ltd., both of which are wholly owned subsidiaries of the Company, since January 2014. Prior to joining the Company, Mr. Huang served as a financial manager of the Northern Branch of Forasen Co., Ltd. between September 2006 and September 2013 and an accountant of Zhejiang Suichang Mineral Industry and Trade Co., Ltd. between June 2000 and July 2006. Mr. Huang received his associate degree in Accounting from Zhejiang Business College in 1994.

On March 15, 2022, the Company and Mr. Huang entered into an Employment Agreement (the “Employment Agreement”), pursuant to which Mr. Huang will be compensated at a rate of RMB200,000 per annum. The Employment Agreement provides for an initial term of employment of three years, commencing on March 17, 2022, and will automatically renew for successive one-year terms unless it is earlier terminated by the Company or Mr. Huang. The Company may terminate the Employment Agreement (i) at any time for cause or (ii) with a one-month written notice or by payment of one month’s salary in lieu of notice without cause. Mr. Huang may terminate the Employment Agreement (i) with a one-month written notice to the Company or (ii) through an alternative arrangement if approved by the board of directors of the Company. The Employment Agreement contains customary confidentiality and non-disclosure provisions. The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

There are no family relationships between Mr. Huang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Huang and any other person pursuant to which Mr. Huang was appointed as an officer of the Company. To the best knowledge of the Company, neither Mr. Huang nor any of his immediate family members is a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: March 17, 2022	By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement dated March 15, 2022 by and between CN Energy Group. Inc. and Jinwu Huang